Exhibit 99.b

Wells Fargo Bank, N.A.
MAC N9305-051
Sixth & Marquette
Minneapolis, MN 55479
612 667-7266 Fax

SUMMARY OF INDICATIVE TERMS
SENIOR AND MEZZANINE CREDIT FACILITIES

The following summarizes selected terms of certain senior and mezzanine credit facilities (together, the “Credit Facilities”) to be utilized in connection with the proposed acquisition of Rotonics Manufacturing, Inc. (the “Company”) by Spell Capital Partners, LLC (the “Equity Investors”).

This Summary of Terms does not constitute a commitment by Wells Fargo Bank, N.A. to underwrite or provide any of the Credit Facilities. Any such commitment would be provided separately in writing after receipt of internal credit approval. While we would look to underwrite the entire amount of the credit facilities, we will likely seek to identify a participant lender for the senior facilities either at closing or post-closing.

This Summary of Terms is intended merely as an outline of certain of the material terms of the Credit Facilities. It does not include descriptions of all of the terms, conditions and other provisions that are to be contained in the definitive documentation relating to the Credit Facilities and it is not intended to limit the scope of discussion and negotiation of any matters not inconsistent with the specific matters set forth herein.

Borrower:	A newly formed entity that will acquire Rotonics Manufacturing, Inc.

Lender:	Wells Fargo Bank, N.A. (“Wells Fargo”).

Closing Date:	No later than December 31, 2006.

Purpose:

The Credit Facilities will be used to finance the acquisition of the Company (the “Acquisition”), refinance certain existing indebtedness and pay certain transaction-related fees and expenses. In addition, the Revolving Credit Facility will provide for the working capital requirements and other corporate purposes post-close.

Security:

The Credit Facilities will be secured by first priority perfected liens on all existing and after-acquired property (tangible and intangible) of the Borrower, and a pledge of the capital stock of the Borrower (the “Collateral”).

Senior Credit Facilities:	The Senior Credit Facilities shall consist of the Senior Term Loan A Facility, a Senior Term Loan B Facility and the Revolving Credit Facility.

Senior Term Loan A Facility. The Senior Term Loan Facility will have a final maturity date of five years after the Closing Date and be in an original principal amount of up to $7,500,000. Quarterly amortization will be required in the following amounts, with the remaining balance, if any, due on the final maturity date:

Year	Quarterly Amortization Amount
1	$250,000
2	$275,000
3	$300,000
4	$325,000
5	Q1-Q3 $350,000 and Q4 = $1,850,000

Senior Term Loan B Facility. The Senior Term Loan Facility will have a final maturity date of five years after the Closing Date and be in an original principal amount of up to $5,000,000. Quarterly amortization will be required in the following amounts, with the remaining balance, if any, due on the final maturity date:

Year	Quarterly Amortization Amount
1	$12,500
2	$12,500
3	$12,500
4	$12,500
5	Q1-Q3 $12,500 and Q4 = $4,762,500

Revolving Credit Facility. The Revolving Credit Facility will mature five years after the Closing Date and be in an original principal amount of up to $10,000,000, Revolving loans may be made and letters of credit may be issued (up to a sublimit to be agreed upon) subject to a borrowing base. Borrower may use up to $6,200,000 of the Revolving Credit Facility on the Closing Date.

Mezzanine Term Loan Facility:

The Mezzanine Term Loan Facility will have a final maturity date of five years after the Closing Date and be in an original principal amount of up to $2,000,000. The principal balance will be due at maturity.

Interest Rates – Senior Credit Facilities:

Initially, all amounts outstanding under the Senior Revolving Credit Facility shall bear interest, at the Borrower’s option, at the Base Rate or at the reserve adjusted LIBOR Rate plus, in each case, an applicable margin as follows:

The applicable margin for Base Rate Loans will be 1.75%.

The applicable margin for LIBOR Loans will be 2.75%.

Initially, all amounts outstanding under the Senior Term Loan A Facility shall bear interest, at the Borrower’s option, at the Base Rate or at the reserve adjusted LIBOR Rate plus, in each case, an applicable margin as follows:

The applicable margin for Base Rate Loans will be 2.00%.

The applicable margin for LIBOR Loans will be 3.00%.

Initially, all amounts outstanding under the Senior Term Loan B Facility shall bear interest, at the Borrower’s option, at the Base Rate or at the reserve adjusted LIBOR Rate plus, in each case, an applicable margin as follows:

The applicable margin for Base Rate Loans will be 2.25%.

The applicable margin for LIBOR Loans will be 3.25%.

After December 31, 2006, the applicable margins for the Senior Credit Facilities will be subject to adjustment pursuant to a leverage-based pricing grids to be agreed. After the occurrence and during the continuation of a payment or bankruptcy event of default, interest shall accrue at a rate equal to the rate on loans bearing interest at the rate determined by reference to the Base Rate (“Base Rate Loans”) plus an additional 2% per annum.

Interest Rates – Mezzanine Term Loan Facility:	The Mezzanine Term Loan Facility shall bear interest at one of two options selected by the Borrower:

(a) Variable Rate Cash Interest of Prime + 3,00%, floating, plus Deferred Interest accruing and compounding monthly at 3.75% (Variable Rate Option); or
(b) Fixed Rate Cash Interest of 11.50% per annum, plus Deferred Interest accruing and compounding monthly at 3.75% (Fixed Rate Option).

Both forms of interest shall be computed on the basis of a 360-day year. After the occurrence and during the continuation of a payment or bankruptcy event of default, interest shall accrue at a rate equal to the above rate plus an additional 2% per annum, which additional interest shall be payable in cash.

Interest Payments – Senior Credit Facilities:

Interest shall be due monthly for Base Rate Loans; on the last day of selected interest periods (which shall be one, two, three and six months) for LIBOR Loans (and at the end of every three months, in the case of interest periods of longer than three months); and upon prepayment, in each case payable in arrears and computed on the basis of a 360-day year.

Interest Payments – Mezzanine Term Loan Facility:	Current Interest shall be due monthly in arrears and upon prepayment. Deferred Interest shall be due and payable at maturity and upon prepayment.

Letter of Credit Fees:

A letter of credit fee equal to the applicable margin for LIBOR Loans under the Revolving Credit Facility, and a fronting fee equal to the greater of (a) 0.25% per annum and (b) $500, which shall be retained by the Lender, in each case based upon the applicable percentage multiplied by the amount available from time to time for drawing under such letter of credit and payable quarterly in arrears. Customary drawing and amendment fees will be charged by the Lender.

Voluntary Prepayments and Commitment Reductions:

The Senior Credit Facilities may be prepaid in whole or in part without premium or penalty (LIBOR Loans prepayable only on the last days of related interest periods or upon payment of any breakage costs) and the Lender’s commitment relative thereto reduced or terminated upon such notice and in such amounts as may be agreed upon. Voluntary prepayments of the Senior Term Loan Facilities shall be applied first to the Senior Term Loan B facility and second to the Senior Term Loan A Facility. Voluntary prepayments shall be applied to the remaining scheduled installments thereof in a manner to be agreed upon.

The Mezzanine Term Loan Facility may be prepaid, in whole or in part, at the option of the Borrower, at any time after the first anniversary of the Closing Date upon ten days’ prior notice, at par plus accrued and unpaid interest plus a premium as set forth below for the Variable or Fixed Rate Options:

Premium	Year after Closing Date
Variable Option:
No Call	First
No Call	Second
None	Thereafter

Fixed Option;
No Call	First
No Call	Second
1.00%	Third
None	Thereafter

Mandatory Prepayments and Commitment Reductions:

Subject to certain exceptions to be agreed upon, the Senior Credit Facilities will be prepaid by an amount equal to: (i) 100% of the net cash proceeds of all asset dispositions by the Borrower; (ii) 100% of the net cash proceeds from the issuance of debt by the Borrower; (iii) 50% of the net cash proceeds from the issuance of equity by the Borrower; and (iv) 50% of Excess Cash Flow (to be defined) for each fiscal year.

All such amounts shall be applied first to the prepayment of the Senior Term Loan B Facility and thereafter to the prepayment Senior Term Loan A Facility and lastly to the Revolving Credit Facility and the reduction of the commitments thereunder. All such mandatory prepayments of the Senior Term Loan Facilities shall be applied to the remaining scheduled installments thereof on a pro rata basis.

Interest Rate Protection

Within 90 days of the closing date, the Borrower shall purchase interest rate protection, in form and substance satisfactory to the Lender, equal to at least 50% of the outstanding principal amount of the Senior Term Loan A, Senior Term Loan B and variable rate Mezzanine Term Loan Facilities and having a term of no less than three (3) years.

Board Participation Rights

Wells Fargo shall be permitted to attend and participate in any and all Board of Directors meetings of the Company and shall be provided with copies of all packages distributed to Board Members prior to such meetings. Wells Fargo will not hold a board seat nor be entitled to vote on any actions.

Borrowing Base:

Advances under the Revolving Credit Facility will be limited by a Borrowing Base consisting of margined Accounts Receivable and Inventory. Eligibility definitions and advance rates shall be determined based on a Collateral Exam to be performed by Wells Fargo prior to the Closing Date.

Representations and Warranties:	Customary and appropriate for financings of this type.

Covenants:	Customary and appropriate affirmative and negative covenants for financings of this type.

Events of Default:	Customary and appropriate for financings of this type.

Conditions Precedent to Closing:	The Closing Date and funding of the Credit Facilities will be subject to conditions usual and customary for financing of this nature, including, without limitation, each of the following:

1. Wells Fargo’s satisfactory completion of its business, financial, accounting and legal due diligence.

2. No material adverse change shall have occurred in the business, properties, prospects, operation or condition (financial or otherwise) of the Borrower.

3.     The Company shall have demonstrated to Wells Fargo’s satisfaction that as of the Closing Date and after giving effect to the Credit Facilities: (i) EBITDA (to be defined) of the Borrower shall be not less than $6,200,000, (ii) the ratio of the Borrower’s Total Debt (to be defined) to EBITDA shall not exceed 3.35 to 1.00 and (iii) the ratio of the Borrower’s Senior Debt (to be defined) to EBITDA shall not exceed 3.00 to 1.00.

4. Wells Fargo’s satisfactory completion of a collateral audit.

5. Other conditions deemed appropriate by Wells Fargo.

Conditions to All Borrowings:	Customary and appropriate for financings of this type.

Indemnification:

The Borrower shall indemnify the Lender and each of their respective affiliates, directors, officers, agents, attorneys and employees from and against any losses, claims, damages, liabilities and other expenses in a manner customary for financings of this type.

Out of Pocket Expenses:

The Borrower shall reimburse the Lender for out of pocket expenses incurred in the due diligence, approval and administration of its Credit Facilities, including but not limited to collateral exam and legal expenses.

Governing Law and Jurisdiction:

The Borrower will submit to the non-exclusive jurisdiction and venue of the federal and state courts of the State of Minnesota and will waive any right to trial by jury. Minnesota law shall govern the definitive loan documents.

Lender’s Counsel:	Faegre & Benson, LLP

SCHEDULE I

SOURCES AND USES

The transaction shall be subject to the following sources and uses.

Amount
Sources of Capital
Revolving Credit Facility (a)	$6,085,000
Senior Term Loan A Facility	7,500,000
Senior Term Loan B Facility	5,000,000
Mezzanine Term Loan	2,000,000
Equity	10,000,000
Total Sources of Capital	$30,585,000

Amount
Uses of Capital
Estimated Purchase Price	$26,525,000
Debt Repayment	1,500,000
Estimated Fees & Expenses	2,560,000
Total Uses of Capital	$30,585,000

(a) Amount drawn on proposed Revolving Credit Facility of $10,000,000.

SCHEDULE II

FEES

Origination Fee – Senior Credit Facilities:	0.75% of the Senior Credit Facilities Amount (0.75% x $22,500,000 = $168,750), payable to Wells Fargo on the Closing Date.

Origination Fee – Mezzanine Term Loan Facility:	2.00% of the Mezzanine Term Loan Facility Amount (2.00% x $2,000,000 = $40,000), payable to Wells Fargo on the Closing Date.

Commitment Fee – Revolving Credit Facility:

Commitment fees equal to 0.50% per annum times the daily average unused portion of the Revolving Credit Facility shall accrue from the Closing Date and shall be computed on the basis of a 360-day year and payable quarterly in arrears and upon the maturity or termination of the Revolving Credit Facility.

ACKNOWLEDGEMENT AND ACCEPTANCE

The undersigned hereby accepts the foregoing terms and conditions as a basis for proceeding. Wells Fargo should continue its consideration of the Credit Facilities described herein.

For a period of 75 days from the delivery of this letter, the Borrower will not request or accept any proposal, term sheet, expression of interest, commitment or similar document from any bank or other institution offering financing that would be in lieu of the Credit Facilities; provided, however, that the provisions of this sentence preceding this proviso (i) shall not apply to any financing provided by Spell Capital Partners, LLC or its affiliates, and (ii) shall terminate in the event that (a) Well Fargo makes a determination that it will not issue a commitment letter to provide the Credit Facilities contemplated by (including the terms set forth in) the foregoing proposal, (b) Wells Fargo does not issue a commitment letter with respect to such Credit Facilities by December 15, 2006, (c) Wells Fargo issues such a commitment letter but then makes a determination that it will not close, or will not be able to close, the financing contemplated by such commitment letter for any reason or (d) Wells Fargo and the Borrower are not able to agree upon a term or provision of such proposed Credit Facilities and either makes the good faith determination that it will not be willing to consummate same as a result of such disagreement. Wells Fargo hereby agrees to notify the Borrower with reasonable promptness if Wells Fargo makes a determination of the type contemplated by clauses (a), (c) or (d) of the immediately preceding sentence and the Borrower hereby agrees to notify Wells Fargo with reasonable promptness if the Borrower makes a determination of the type contemplated by such clause (d).

The undersigned understands that the foregoing proposal does not constitute a commitment to make any credit available. The undersigned also understands that due diligence or further consideration following delivery of this proposal may result in modification or withdrawal of these terms, and that any commitment that might be issued would be contingent upon (among other things) the non-occurrence of a material adverse change in the position of the Borrower, the preparation and execution of documentation satisfactory to Wells Fargo and its attorneys, and satisfactory completion of the due diligence review by Wells Fargo.

By accepting this letter, you agree to reimburse Wells Fargo for attorneys and other reasonable out-of- pocket fees incurred by Wells Fargo in connection with these Credit Facilities, regardless of whether or not Wells Fargo approve the Credit Facilities described above.

Acknowledged and agreed to this 26th day of October 2006.

Spell Capital Partners, LLC

By:	/s/ Dobson West
Name:	DOBSON WEST
Title:	COO